# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MoonLake Immunotherapeutics, CIK 0001821586
CUSIP: 61559X104
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: DORFSTRASSE 29, ZUG, Switzerland (V8), 6300
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,235,089; sole dispositive power 0; shared dispositive power 10,235,089; aggregate amount beneficially owned 10,235,089 (14.3% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,235,089; sole dispositive power 0; shared dispositive power 10,235,089; aggregate amount beneficially owned 10,235,089 (14.3% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,168,838; sole dispositive power 0; shared dispositive power 8,168,838; aggregate amount beneficially owned 8,168,838 (11.4% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,168,838; sole dispositive power 0; shared dispositive power 8,168,838; aggregate amount beneficially owned 8,168,838 (11.4% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,287,768; sole dispositive power 0; shared dispositive power 1,287,768; aggregate amount beneficially owned 1,287,768 (1.8% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,287,768; sole dispositive power 0; shared dispositive power 1,287,768; aggregate amount beneficially owned 1,287,768 (1.8% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,403,927; sole dispositive power 0; shared dispositive power 18,403,927; aggregate amount beneficially owned 18,403,927 (25.8% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,751,284; sole dispositive power 0; shared dispositive power 19,751,284; aggregate amount beneficially owned 19,751,284 (27.7% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,751,284; sole dispositive power 0; shared dispositive power 19,751,284; aggregate amount beneficially owned 19,751,284 (27.7% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,751,284; sole dispositive power 0; shared dispositive power 19,751,284; aggregate amount beneficially owned 19,751,284 (27.7% of the class)
- Loy Spike (CIK 0001920549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,985; shared voting power 0; sole dispositive power 18,985; shared dispositive power 0; aggregate amount beneficially owned 18,985 (0.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Name of issuer: MoonLake Immunotherapeutics
Address of issuer's principal executive offices: DORFSTRASSE 29, ZUG, Switzerland (V8), 6300
Comment: This Amendment No. 4 to the Schedule 13D is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to an increase in the number of Shares outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 71,373,579 Shares outstanding as of November 6, 2025, which is the total number of Shares outstanding following the closing of the Issuer's offering as reported in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

As of the date hereof, (i) BVF beneficially owned 10,235,089 Shares, representing percentage ownership of approximately 14.3% of the Shares outstanding, (ii) BVF2 beneficially owned 8,168,838 Shares, representing percentage ownership of approximately 11.4% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 1,287,768 Shares, representing percentage ownership of approximately 1.8% of the Shares outstanding, and (iv) 59,589 Shares were held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 10,235,089 Shares beneficially owned by BVF, representing percentage ownership of approximately 14.3% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 8,168,838 Shares beneficially owned by BVF2, representing percentage ownership of approximately 11.4% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 1,287,768 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.8% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 18,403,927 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 25.8% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 19,751,284 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing percentage ownership of approximately 27.7% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 19,751,284 Shares beneficially owned by Partners, representing percentage ownership of approximately 27.7% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 19,751,284 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 27.7% of the Shares outstanding.

As of the date hereof, Mr. Loy beneficially owned 18,985 Shares, which consist of Shares issuable upon the exercise of certain options that are exercisable within sixty days hereof, representing percentage ownership of less than 1%.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 5, 2025, Mr. Loy was granted stock options in connection with his service as a director of the Issuer that represent a right to purchase 6,682 Shares. Such options (a) will vest in full on the earlier of (i) June 5, 2026 and (ii) the date of the Issuer's next annual general meeting of shareholders, subject to Mr. Loy's continued service to the Issuer, (b) have an exercise price of $48.83 per Share and (c) expire on June 5, 2035.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (11/10/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (11/10/2025)
- Loy Spike: /s/ Spike Loy, Spike Loy (11/10/2025)